Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: April 11, 2022

The following is an article featuring an interview with the CEO of Euronav NV, which was published in La Libre Belgique, translated from French, on April 11, 2022:

Euronav : “It’s wrong to think that Belgium will lose a jewel”

11 April 2022, La Libre Belgique (Translated from French)

Hugo De Stoop, CEO of Euronav, the Belgian oil tanker company, which is planning to merge with Frontline, reacted to the comments of Alexander Saverys, CEO of CMB, in La Libre. CMB is Euronav’s largest shareholder (13%), ahead of Norwegian John Fredriksen (10%), who controls Frontline.

You disagree when Alexander Saverys says that this is not a merger, but the acquisition of a Belgian company?

With an acquisition, a company pays the shareholders to leave. Here, the shareholders continue to remain shareholders of an entity that includes the large companies. Make people think that Belgium will lose one of its jewels saddens me greatly because it is not the truth. Secondly, I have been working with the Saverys family for 20 years, for whom I have a lot of respect. It turns out that Alexander Saverys’ project is an impossible project marriage. It consists of marrying crude oil transportation with the futuristic hydrogen technologies developed by CMB Tech. Our employees have expertise in the field of crude oil transportation, not in the industrial project that the Saverys want to do. If such a marriage is accepted, it would be bad news for all the employees, 220 onshore and about 3,300 seafarers.

As for Euronav’s shareholder, I imagine that he has chosen to invest in oil transport—which is a very particular sector, relatively volatile, cyclical, seasonal—and that he knows what he is doing. Does he want to learn one morning that Euronav is going to merge with a start-up type company that invests in hydrogen and does not yet make any money? The board of directors did not find this project appropriate. I really want Alexander Saverys to succeed, but I think there is a real toxicity in mixing the two technologies.

And the argument about Frontline’s headquarters in Bermuda...

Euronav vessels will continue to fly European flags. The company will remain the leading Belgian shipowner. We will continue to pay our tonnage taxes in Belgium. We will keep all our employees. The future CEO (editor’s note: Hugo De Stoop) is a Belgian. The idea that this is a takeover by a company based in Bermuda is a bit far-fetched.

And when Alexander Saverys says we have to turn the page on oil...

Oil, like it or not, is an energy that will still be needed in the next 30, 40, even 50 years. We will probably reach the peak of consumption during this decade, and I hope so. In the meantime, even the most environmentalist agencies believe that we will continue to increase our dependence because we have no alternative.

Another sentence of Alexander Saverys also “grieved you a little”...

Yes, when he refers to the fact that the management was hired by his father, Marc Saverys. I have unbounded admiration for him. I worked with him for about 15 years. Obviously, the current situation is not likely to improve our relationship. But we’re talking about someone who sold all his shares and got off the board. And we’re being suggested that we’re not loyal. Can we be serious for two minutes? That’s not how business works. You have to have convictions. We are no longer in the feudal era with a lord and his vassal.

The Saverys’ goal is to take control of the board of directors at the May meeting? Will they succeed?

There are three out of five members up for reappointment. The Saverys will probably vote against the proposed names and come up with their candidates. It’s totally democratic. It will be a very good test. If they do, I imagine they will do everything they can to scuttle the Frontline project. They will have to propose their plan to merge with CMB Tech, which will also require a 75% majority. What I would be saddened by is if we did nothing. Time will have been spent on project destruction.

Let’s be clear: if the shareholder accepts the marriage with CMB Tech, he will have to say goodbye to his dividends. You don’t realize the abundance of e-mails received from shareholders congratulating us. We know the top 20 shareholders in the free float, and they are absolutely all behind us. After that, as Alexander Saverys said, there are some retail shareholders who have a certain Belgian anchorage. But I think that even among those, there are many who support our industrial project.

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline Ltd (“Frontline”) and/or Euronav NV (“Euronav”) may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the U.S. Securities and Exchange Commission (the “SEC”) regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the SEC for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.